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FORM 12b-25	SEC FILE NUMBER 0-19941
CUSIP NUMBER
NOTIFICATION OF LATE FILING	584949101

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

MedQuist Inc.
Full Name of Registrant

Former Name if Applicable

1000 Bishops Gate Blvd., Suite 300
Address of Principal Executive Office (Street and Number)

Mount Laurel, New Jersey 08054
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 16, 2004, the Company filed a Form 12b-25 Notification of Late Filing with the Securities and Exchange Commission (SEC) to disclose that it had delayed the filing of its Annual Report on Form 10-K for the fiscal year ended December 31, 2003, pending completion of an independent review of the Company’s billing practices. On March 25, 2004, the Company filed a Form 8-K with the SEC detailing the Company’s determination that the review would not be completed in time for the Form 10-K to be filed by March 30, 2004.

On May 14, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it also had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. That Quarterly Report filing also was delayed pending completion of the billing practices review.

The review was initiated in response to assertions made by a Company employee of potential improper billing practices. The Company’s Board of Directors designated a member of the Board to serve as the lead director to oversee the review on behalf of the Board and engaged independent outside counsel, Debevoise & Plimpton LLP, and independent outside auditors, PricewaterhouseCoopers, to complete the review.

In a press release included in its Form 8-K filed August 3, 2004, the Company announced the key findings of the review, the initiation by the Board of Directors of a broad program of changes and reforms to the Company’s business practices, disciplinary actions taken against certain Company employees, certain changes in its senior management, and the resignation of two of its officers.  In that press release, the Company also announced that its next step was to assess the financial impact of its billing practices on its customers and on the Company. The Company also indicated that it anticipated that KPMG, its auditor, would be able to complete its audit of the Company’s 2003 financial statements and its review of the Company’s interim quarterly results when the Company’s financial assessment was finished and KPMG completed its consideration of the review findings and any additional work KPMG believed appropriate as a result of the review findings.

On August 10, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. The Quarterly Report filing was delayed because the Company had not yet completed its financial assessment and the results had not been reviewed by KPMG.

On November 2, 2004, the Company filed a Form 8-K disclosing that on October 29, 2004 its Board of Directors concluded that the Company’s previously issued financial statements included in the Form 10-K for the fiscal year ended December 31, 2002, its Forms 10-Q filed during 2002 and 2003, and all earnings releases and similar communications relating to such periods, should no longer be relied upon.  The Board based its conclusion on a number of factors, including the matters previously disclosed in the Company’s press release dated July 30, 2004, its continuing analysis of such matters to date, the likelihood that quantifying the effect such matters are expected to have on the Company’s financial condition and results of operations may not occur in the immediately foreseeable future, the possibility that achieving resolution with potentially affected customers may not occur in the immediately foreseeable future, and the filing of the previously disclosed putative class action brought on behalf of customers. Based on the same considerations, the Board also concluded that it was unable to predict when KPMG will be able to complete its audit of the Company’s 2003 financial statements and review of subsequent quarterly results, and therefore, was unable to predict when the Company will be able to resume filing periodic reports with the SEC.  The Form 8-K also indicated that the Company would not be able to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 in a timely manner. Accordingly, on November 9, 2004, the Company filed a Form 12b-25 Notification of Late Filing to disclose that it had delayed the filing of its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.  Based on the same factors, as well as the filing of (i) a putative shareholder derivative suit alleging that MedQuist’s current and former directors breached their fiduciary duty of care, (ii) the previously disclosed putative class action brought on behalf of shareholders, and (iii) the putative class action brought on behalf of medical transcriptionists, the Company was not able to file its Annual Report on Form 10-K for the years ended December 31, 2004, December 31, 2005 and December 31, 2006 or its Quarterly Report on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006, June 30, 2006, September 30, 2006 or March 31, 2007.   The Company cannot currently predict when it will resume filing periodic reports with the SEC.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Howard S. Hoffmann	856	206-4000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

As set forth in Part III above, the Company’s Form 10-K for the fiscal year ended December 31, 2006 and its Forms 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 have not yet been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that a comparison of its results of operations for the quarters ended March 31, 2006 and March 31, 2007 will reflect (i) a reduction in revenue on an operating basis in 2007 as compared to 2006, (ii) a reduction in litigation defense costs in 2007 as compared to 2006, and (iii) the receipt of insurance recoveries in 2007.

Until the financial assessment and review described above in Part III have been completed, the Company cannot estimate the final impact the results of the review will have on its revenues, results of operations and financial position to be reported in the Form 10-Q for the quarter ended March 31, 2007 or the other reports on Form 10-K or 10-Q that have not yet been filed.

The Company issued a press release on May 11, 2007.   Such press release was included as an exhibit to the Company’s Current Report on Form 8-K furnished to the SEC on the same date.

The Company cautions investors not to place undue reliance on the information contained in the May 11, 2007 press release or prior press releases.  As a result of the developments described in Part III above, the Company’s financial statements have not been audited or reviewed by an independent registered accounting firm.  The preliminary, partial and unaudited financial information contained in the prior press releases has not been audited or reviewed by an independent registered accounting firm, and the Company expects to revise certain of such information when the audits of its financial statements are completed.  Such information is not a substitute for the information required to be reported in the Company’s Forms 10-K and Forms 10-Q that have not yet been filed.  There can be no assurance that the results of the review described in Part III above, and the outcome of the previously announced class action matters, SEC investigation and Department of Justice investigation, will not have a material adverse effect on the Company’s revenue, results of operations and financial condition.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained herein constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are not historical facts but rather are based on the Company’s current expectations, estimates and projections regarding the Company’s business, operations and other factors relating thereto. Words such as “may,” “will,” “could,” “would,” “should,” “anticipate,” “predict,” “potential,” “continue,” “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. The forward-looking statements contained in this Form 12b-25 include, without limitation, statements about the Company’s results of operations, financial condition and resumption of filing periodic reports with the SEC. These statements are only predictions and as such are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events of the Company’s future financial performance that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  The Company’s actual results may differ from the forward-looking statements for many reasons, including any direct or indirect impact of the matters disclosed in this Form 12b-25 on the Company’s operating results or financial condition; any continuation of pricing pressures and declining billing rates; difficulties relating to the implementation of management changes throughout the Company; and the outcome of pending and future legal and regulatory proceedings and investigations.

MedQuist Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	5/11/2007	By	/s/ Howard S. Hoffmann
Howard S. Hoffmann
Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).